TABLE OF CONTENTS

                                                                          Page

Directors and Officers                                                       2

President's Message to Shareholders                                          3

Selected Consolidated Financial Data                                         4

Management's Discussion and Analysis                                         6

Report of Independent Certified Public Accountants                          21

Consolidated Statements of Financial Condition                              22

Consolidated Statements of Earnings                                         23

Consolidated Statements of Comprehensive Income                             24

Consolidated Statements of Changes in Shareholders' Equity                  25

Consolidated Statements of Cash Flows                                       26

Notes to Consolidated Financial Statements                                  28






                     BUSINESS OF LOGANSPORT FINANCIAL CORP.

Logansport Financial Corp. ("Logansport Financial" or the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June, 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no business activity other than being the holding company for the Bank. The Company is the sole shareholder of the Bank.

                                MISSION STATEMENT

"The Board of Directors, management and staff of Logansport Savings Bank are dedicated to serving the needs of our customers, providing them with the best possible service in an efficient, friendly, caring atmosphere. As a vital part of this community, Logansport Savings Bank seeks to continue partnering with local business and individuals. The customers, employees, and shareholders are an integral part of Logansport Savings Bank and are best served if the Bank remains an independent, locally controlled and operated, profitable financial institution."

                           Logansport Financial Corp.

                             DIRECTORS AND OFFICERS

     DIRECTORS

     Charles J. Evans (age 54) has served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980. Mr. Evans was promoted to Senior Vice President in January 2000.

     Brian J. Morrill (age 42) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and is currently Chairman of the Logansport/Cass County Chamber of Commerce.

     Susanne S. Ridlen (age 60) has served as an adjunct faculty member of Indiana University Kokomo ("IUK") since 1969. Ms. Ridlen also currently serves as a member of the Board of Directors of the Logansport Art Association and the Cass County Children's Home in Logansport, Indiana.

     William Tincher, Jr. (age 60) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 52) has served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. ("Morris") since 1988. Morris is located in Logansport, Indiana, and manufactures lead wire assemblies and wiring harnesses and stampings. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal House retirement home in Logansport, Indiana.

     Thomas G. Williams (age 67) has served as President of Logansport Savings Bank, FSB since 1971.

LOGANSPORT FINANCIAL CORP.             LOGANSPORT SAVINGS BANK, FSB

Officers                               Officers

THOMAS G. WILLIAMS                     THOMAS G. WILLIAMS - President
President and Chief
Executive Officer                      CHARLES J. EVANS - Senior Vice President

CHARLES J. EVANS                       DOTTYE ROBESON - Chief Financial Officer/
Vice President                                             Secretary/Treasurer

DOTTYE ROBESON                         ALLEN SCHIEBER - Senior Vice President
Secretary/Treasurer
                                       JEFFREY JONES - Vice President

                                       SHEILA WILDERMUTH - Vice President

                                       MARK DEBARGE - Assistant Vice President

                                       KAY GAPSKI - Assistant Vice President

Dear Shareholder:

The year 2000 will mark the 75th anniversary of Logansport Savings Bank, FSB, the subsidiary of Logansport Financial Corp. We look forward to celebrating this anniversary and reviewing the accomplishments of the last seventy-five years, while never taking our eyes off plans for the future. When I joined the Bank nearly 41 years ago there were only two employees and assets totaled $750,000. At year-end 1999, total assets of the consolidated Company were $117.5 million. The year 1999 was a year of excitement and transition for us. Our profitability mirrored our 1998 results but in many respects we were a very different institution. We moved into our new banking facility in March of 1999 and the remodeling of the old building was completed by May. We are extremely proud of the completed project. It is a beautiful building and ideal for our needs now and in the future. We hosted a community open house in May and we have received nothing but compliments on our facility. If you have not visited us, please stop by and look around and meet our very capable staff who is ready to meet your every banking need.

In 1998 we added a commercial lender and 1999 reflected the results of that decision. Total loans increased by $17.8 million, a 24.4% increase over 1998. This growth was instrumental in maintaining our income while expanding into a new facility and doubling our staff to meet the needs of our customers.
Additionally, in September of 1999 we hired Jeff Jones, a well-known local agricultural lender. We expect this division to further enhance the earnings of the Company and provide a much-needed service to the agricultural sector. We welcome Jeff to the Bank.

Our return on average assets was 1.14% and return on equity was 7.33%. During the year a 10% stock repurchase program was authorized. Since our conversion in 1995 we have authorized a total of 20% of our stock to be repurchased. Each repurchase enhances shareholder value and this was reflected in our earnings per share numbers. In 1999, basic earnings per share was $1.03 compared to $1.00 in 1998. These repurchases evidence our commitment to create value for our shareholders over the long term. We have continued to pay quarterly dividends since our conversion to a stock institution and remain committed to this practice. We are pleased with our performance but disappointed by the failure of the market to recognize the value of the Company. We remain optimistic that the market will soon have a renewed recognition of our potential.

Logansport Financial Corp. and Logansport Savings Bank look confidently forward to a new century. The changing of the calendar brings new challenges and we must be ready to meet them. We remain committed to providing excellent banking services for the people of this area and we continually look for better ways to serve our customers. I am proud to have served this Bank and this community for so many years and though my role will shift from President to Director in this next year, my commitment to work for the good of this institution will remain the same. We look to the future and we will be ever working to be "Your Bank". Please join us for our annual meeting on April 11th, 2000 to help us celebrate the successes of the past and the potential for the future.

Sincerely,


/s/Thomas G. Williams
Thomas G. Williams, President

                           Logansport Financial Corp.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth certain information concerning Logansport Financial's consolidated financial position, results of operations and other data at the dates and for the periods indicated.


                                                                      At December 31,
Statement of Financial Condition Data:            1999         1998        1997          1996        1995
                                                                      (In thousands)
Total assets                                   $117,468     $ 96,085     $ 86,115     $ 77,668     $ 74,647
Loans receivable, net                            90,900       73,073       63,635       56,802       49,707
Mortgage-backed securities                        5,898        8,129        9,932        6,674        7,468
Cash and cash equivalents                         5,146        4,328        2,269        3,759        3,243
Investment securities                             8,539        5,033        5,750        7,629       11,285
Certificates of deposit in other financial
  institutions                                       --           --          100          100          100
Deposits                                         76,011       70,011       60,595       57,396       52,461
Borrowings                                       24,307        8,375        8,025        3,400        1,000
Shareholders' equity - net                       16,146       16,488       16,542       15,427       20,454

                                                              Year ended December 31,
Summary of Operating Results:                   1999      1998        1997      1996       1995
                                                         (In thousands, except share data)

Interest income                               $7,599     $6,579     $6,101     $5,653     $4,775
Interest expense                               4,043      3,476      3,115      2,719      2,468
                                              ------     ------     ------     ------     ------
Net interest income                            3,556      3,103      2,986      2,934      2,307
Provision for losses on loans                    162         63         26         12         20
                                              ------     ------     ------     ------     ------
Net interest income after provision for
  losses on loans                              3,394      3,040      2,960      2,922      2,287
Other income                                     175        285        170         82        179
General, administrative and other expense      1,667      1,322      1,170      1,584      1,032
                                              ------     ------     ------     ------     ------
Earnings before income taxes                   1,902      2,003      1,960      1,420      1,434
Income taxes                                     678        756        728        507        526
                                              ------     ------     ------     ------     ------
Net earnings                                  $1,224     $1,247     $1,232     $  913     $  908
                                              ======     ======     ======     ======     ======

Basic earnings per share                      $ 1.03     $ 1.00     $  .98     $  .69     N/A (1)
                                              ======     ======     ======     ======     ======

Diluted earnings per share                    $ 1.02     $  .97     $  .95     $  .69     N/A (1)
                                              ======     ======     ======     ======     ======

Cash dividends per share
  Regular                                     $  .44     $  .43     $  .40     $  .40     $  .20
                                              ======     ======     ======     ======     ======
  Special                                        N/A        N/A        N/A     $ 3.00 (2)    N/A
                                              ======     ======     ======     ======     ======



Footnotes on following page.

                           Logansport Financial Corp.



                                                                            Year ended December 31,
Supplemental Data:                                    1999           1998           1997            1996           1995
Return on assets (3)                                 1.14%           1.37%          1.50%          1.18%           1.34%
Return on equity (4)                                 7.33            7.44           7.69           4.76            6.33
Interest rate spread (5)                             2.86            2.70           2.94           2.80            2.77
Net yield on interest earning assets (6)             3.54            3.61           3.86           3.99            3.64
General, administrative and other
  expense to average assets                          1.55            1.45           1.42           2.04            1.53
Net interest income to general,
  administrative and other expense                 213.32          234.72         255.21         185.23          223.55
Equity-to-assets (7)                                13.75           17.16          19.21          19.86           27.40
Average interest-earning assets to
  average interest-bearing liabilities             117.20          122.72         123.36         132.80          122.90
Non-performing assets to total assets                 .57             .33            .62            .52             .42
Non-performing loans to total loans                   .72             .42            .67            .71             .63
Loan loss allowance to total loans                    .47             .38            .38            .41             .45
Loan loss allowance to non-performing
  loans                                             66.07           90.48          56.84          58.12           71.61
Dividend payout ratio                               42.72           43.00          40.82          57.97(8)          --- (1)
Net charge-offs to average loans                     *                .03            .03           *               *

*  Less than .01%
-------------

(1)  Information prior to 1996 is not meaningful.
(2) Special one-time cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.
(3)  Net earnings divided by average total assets.
(4)  Net earnings divided by average total equity.
(5) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(6)  Net interest income divided by average interest-earning assets.
(7)  Total equity divided by total assets.
(8)  Excludes special one-time $3.00 per share cash distribution.


                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank, which was completed June 13, 1995. The Company has no activity other than being the holding company for the Bank.

The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and levels of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations.

The Bank's earnings are primarily dependent upon its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for loan losses, service charges, operating expenses and income taxes.

Forward-Looking Statements

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 1999, and the results of operations for the year ended December 31, 1999, as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

1. Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

2. Management's opinion as to the financial statement effec of recent accounting pronouncements.

3. Management's opinion as to the effect of changes in interest rates on the Company's results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Changes in Financial Condition from December 31, 1998 to December 31, 1999

General

The Company's total assets were $117.5 million at December 31, 1999, an increase of $21.4 million, or 22.3%, over the $96.1 million total at December 31, 1998. The increase in assets was funded through growth in deposits of $6.0 million and increases in borrowings of $16.0 million. The percentage of interest-earning assets to total assets was 94.0% and 94.5% at December 31, 1999 and 1998, respectively.

At December 31, 1999, the total of investment and mortgage-backed securities was $14.4 million, compared to $13.2 million at December 31, 1998, an increase of $1.2 million, or 9.7%. The primary investments added to the portfolio were FHLB callable fixed rate notes. At December 31, 1999, the Company held $523,000 of corporate obligations, all of which was debt of domestic corporations rated AA or better by Moody's Investors Service, Inc. The Company had $300,000 of structured FHLB notes in its investment portfolio at December 31, 1999, which will mature in July, 2000.

Total loans increased by $17.8 million from December 31, 1998 to December 31, 1999, an increase of 24.4%. Most of the increase occurred in the one- to four-family mortgages and commercial loans. One- to four-family mortgage loans increased by $5.7 million, or 10.9%, and loans secured by nonresidential real estate and commercial loans increased by $10.9 million, or 219.9%. The increase in loans was funded primarily by the increase in deposits and advances.

During 1997 the Company invested $1.5 million in a limited partnership, which will construct and manage residential real estate apartments for low and moderate income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project is expected to generate tax credits for the Bank in future years. This investment resulted in an increase to total assets of $1.5 million with a corresponding increase in notes payable. At December 31, 1998, the project was just beginning to rent apartments; therefore, there was no material income or loss to allocate to the Company. During 1999 the housing project passed through pretax losses of $121,000 due to lower than anticipated occupancy. The project is anticipated to meet its projected occupancy targets during 2000.

Deposits increased by $6.0 million to $76.0 million at December 31, 1999, from $70.0 million at December 31, 1998. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $200,000 while certificates of deposit increased by $5.8 million. Borrowings increased by $16.0 million during the year. At December 31, 1999, borrowings consisted of $23.0 million in FHLB advances and at December 31, 1998 borrowings consisted of $7.0 million in FHLB advances.

Shareholders' equity totaled $16.1 million at December 31, 1999, a decrease of $342,000, or 2.1%, from December 31, 1998. The decrease resulted primarily from payment of $521,000 in regular quarterly dividends, common stock repurchases totaling $696,000, and a $483,000 increase in unrealized losses on available for sale securities. Equity was increased by the effects of amortization of the Company's Recognition and Retention Plan and net earnings for the year ended December 31, 1999, of $1.2 million.

Comparison  of Results of Operations  for the Years Ended  December 31, 1999 and
1998

Net earnings totaled $1.2 million for the year ended December 31, 1999, a $23,000, or 1.8%, decrease from the net earnings reported for 1998. The decrease in net earnings resulted primarily from an increase of $99,000 in the provision for losses on loans, a decrease of $110,000 in other income and an increase of $345,000 in general, administrative and other expense, which were partially offset by an increase of $453,000 in net interest income and a decrease of $78,000 in the provision for income taxes.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998 (continued)

Interest Income

The Company's total interest income was $7.6 million for the year ended December 31, 1999, compared to $6.6 million during 1998, an increase of $1.0 million, or 15.5%. The increase in average interest earning assets from $86.7 million in 1998 to $101.4 million in 1999 helped contribute to the increase. However, falling loan rates contributed to a 9 basis point decrease in the average yield on interest earning assets, to 7.53% in 1999 compared to 7.62% in 1998.

Interest Expense

Interest expense increased by $567,000, or 16.3%, for the year ended December 31, 1999, compared to 1998. This increase was the result of an increase in the average balance of interest-bearing liabilities of $15.8 million and the decrease in the average cost of these liabilities by 25 basis points, from 4.92% during 1998 to 4.67% in 1999. Local competition resulted in pressure to maintain competitive rates on deposits, while use of FHLB advances lowered the cost of interest bearing liabilities.

Net Interest Income

Net interest income increased by $453,000, or 14.6%, to approximately $3.6 million in 1999, as compared to $3.1 million in 1998. The net yield on weighted average interest-earning assets declined in 1999 to 3.54% from 3.61% in 1998.

Provision for Losses on Loans

The Company's provision for losses on loans for the years ended December 31, 1999 and 1998, was $162,000 and $63,000, respectively. A larger provision was recorded in 1999 due to the increase in the volume of loans secured by nonresidential and commercial real estate. Management considered this provision and the related increase in the allowance for loan losses adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were no recoveries in 1999 and 1998, while charge-offs totaled $7,000 and $23,000 in 1999 and 1998, respectively. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1999 and 1998, the allowance was $440,000 and $285,000, respectively, for a ratio to total loans of .47% in 1999 and .38% in 1998. Non-performing loans at these dates were $666,000 and $315,000, respectively. The ratio of allowance for loan losses to non-performing loans decreased from 90.5% at December 31, 1998 to 66.1% at December 31, 1999. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1999 and 1998, is considered adequate to cover potential losses inherent in the loan portfolio.

Other Income

The Company's other income for the year ended December 31, 1999, without the loss on equity investments, was $296,000, compared to $285,000 in 1998. The $121,000 loss on equity investments recorded in 1999 had an after tax effect of approximately $40,000, when considering the tax benefit and the available tax credits generated by the project.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $1.7 million in 1999, compared to $1.3 million in 1998, an increase of $345,000, or 26.1%. Employee compensation and benefits increased by $182,000, or 24.5%, due primarily to additional personnel. Data processing fees increased by $37,000, or 33.6%, due primarily to increased account volume and the additional commercial loan software maintenance costs. Various other operating expenses increased by
$50,000, or 14.7%. The majority of the increase was related to additional operating costs associated with increased account volume, new services, consulting fees and office supplies, all of which were primarily related to the new building and additional personnel.

Income Tax Expense

Income tax expense for the years ended December 31, 1999 and 1998, was $678,000 and $756,000, respectively. Pretax income decreased only slightly in 1999 compared to 1998, but approximately $40,000 of tax credits were available in 1999. This resulted in a corresponding decrease in income tax expense. The effective tax rates were 35.6% and 37.7% for the years ended December 31, 1999 and 1998, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 1998 and
1997

Net earnings totaled $1.2 million for the year ended December 31, 1998, a $15,000, or 1.2%, increase over the net earnings reported for 1997. The increase in net earnings resulted primarily from a $117,000 increase in net interest income and a $115,000 increase in other income, which were partially offset by a $37,000 increase in the provision for losses on loans, a $152,000 increase in general, administrative and other expense and a $28,000 increase in the provision for federal income taxes.

Interest Income

The Company's total interest income was $6.6 million for the year ended December 31, 1998, compared to $6.1 million during 1997, an increase of $478,000, or 7.8%. The increase in average interest earning assets from $78.6 million in 1997, to $86.7 million in 1998 helped contribute to the increase. However, falling loan rates contributed to a 21 basis point decrease in the average yield on interest earning assets, to 7.62% in 1998 compared to 7.83% in 1997. Average loan yield, yield on mortgage-backed securities, investment securities and interest-earning deposits all declined during the year.

Interest Expense

Interest expense increased by $361,000, or 11.6%, for the year ended December 31, 1998 compared to 1997. This increase was the result of an increase in the average balance of interest-bearing liabilities of $7.0 million and the increase in the average cost of these liabilities by 3 basis points, from 4.89% during 1997 to 4.92% in 1998. Local competition resulted in pressure to maintain competitive rates, resulting in a continued decline in the interest rate spread.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997 (continued)

Net Interest Income

Net interest income increased by $117,000, or 3.9%, to approximately $3.1 million in 1998, as compared to $3.0 million in 1997. The net yield on weighted average interest-earning assets declined in 1998 to 3.61% from 3.86% in 1997.

Provision for Losses on Loans

The Company's provision for losses on loans for the years ended December 31, 1998 and 1997, was $63,000 and $26,000, respectively. A larger provision was made in 1998 due primarily to the development of a commercial loan department. Management considered this provision and the related increase in the allowance for loan losses adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were no recoveries in 1998, recoveries of $1,100 in 1997, and charge-offs of $23,000 and $18,000 in 1998 and 1997, respectively. The Bank also recorded as a charitable donation an $8,000 property held in real estate acquired through foreclosure during 1997, which the Bank donated to Habitat for Humanity of Cass County, Indiana, Inc. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1998 and 1997, the allowance was $285,000 and $245,000, respectively, for a ratio of .38% of total loans at each date. Non-performing loans at these dates were $315,000 and $431,000, respectively. The ratio of allowance for loan losses to non-performing loans increased from 56.8% at December 31, 1997 to 90.5% at December 31, 1998. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1998 and 1997, is considered adequate to cover potential losses inherent in the loan portfolio.

Other Income

The Company's other income for the years ended December 31, 1998 and 1997 was $285,000 and $170,000, respectively. The year ended December 31, 1997 included a $24,000 recovery on investments previously written off. During 1997, the Company recorded $50,000 of net losses on sales of securities. Structured notes of $2.0 million were sold at a net loss and the proceeds were reinvested in higher yielding securities, primarily mortgage and other asset-backed securities. During 1998, the Company had net gains of $4,000 on security sales. Service charges on deposit accounts increased by $18,000 in 1998 compared to 1997.

General, Administrative and Other Expense

General, administrative and other expense totaled $1.3 million in 1998, compared to $1.2 million in 1997, an increase of $152,000, or 13.0%. Employee compensation and benefits increased by $95,000, or 14.6%, due primarily to a general compensation increase and additional personnel. Data processing fees increased $14,000, or 14.6%, for the year. Various other operating expenses increased by $30,000, or 9.7%. The majority of the increase was related to additional operating costs associated with increased account volume, new services and advertising.

Income Tax Expense

Income tax expense for the years ended December 31, 1998 and 1997, was $756,000 and $728,000, respectively. Pretax income increased only slightly in 1998 over 1997. This resulted in a corresponding increase in income tax expense. The effective tax rates were 37.7% and 37.1% for the years ended December 31, 1998 and 1997, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                        Year ended December 31,
                                                   1999                            1998                           1997
                                     Average   Interest                  Average  Interest              Average   Interest
                                 outstanding    earned/     Yield/   outstanding   earned/  Yield/  outstanding   earned/     Yield/
                                     balance       paid       rate       balance      paid    rate      balance     paid       rate
                                                                            (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits        $   4,571    $   205       4.48%   $  4,699 $   232         4.93%  $3,398  $   179        5.27%
  Mortgage- and other asset-
    backed securities (1)              7,032        421       5.99       9,327     522         5.60    8,380      559        6.67
  Other investment securities (1)      6,820        453       6.64       4,337     277         6.39    6,715      444        6.61
  Loans receivable (2)                82,091      6,484       7.90      67,793   5,535         8.16   59,606    4,932        8.27
  Stock in FHLB of Indianapolis          864         69       8.00         549      44         8.01      466       37        7.94
                                   ---------    -------               -------- -------              --------  -------
     Total interest-earning assets   101,378      7,632       7.53      86,705   6,610         7.62   78,565    6,151        7.83

Non-interest-earning assets            6,446                             4,562                         3,650
                                    --------                           -------                       -------

     Total assets                   $107,824                           $91,267                       $82,215
                                    ========                           =======                       =======

Interest-bearing liabilities:
  Savings accounts                $    3,260         98       3.01    $  3,258      98         3.01 $  3,347      101        3.02
  NOW and money market accounts       25,735        930       3.61      23,185     930         4.01   20,169      823        4.08
  Certificates of deposit             43,059      2,291       5.32      37,581   2,069         5.51   35,636    1,940        5.44
  Borrowings                          14,446        724       5.01       6,628     379         5.72    4,535      251        5.53
                                      ------     ------                -------  ------               -------   ------
    Total interest-bearing
      liabilities                     86,500      4,043       4.67      70,652   3,476         4.92   63,687    3,115        4.89
                                                 ------    -------              ------      -------            ------      ------

Other liabilities                      4,629                             3,862                         2,506
                                    --------                           -------                       -------

    Total liabilities                 91,129                            74,514                        66,193

Shareholders' equity                  16,695                            16,753                        16,022
                                     -------                            ------                        ------

    Total liabilities and
      shareholders' equity          $107,824                           $91,267                       $82,215
                                    ========                           =======                       =======

Net interest-earning assets        $  14,878                           $16,053                       $14,878
                                    ========                            ======                        ======
Net interest income                              $3,589                         $3,134                         $3,036
                                                 ======                          =====                          =====
Interest rate spread (3)                                      2.86%                            2.70%                         2.94%
                                                          ========                         ========                          ====
Net yield on weighted average
  interest-earning assets (4)                                 3.54%                            3.61%                         3.86%
                                                          ========                         ========                          ====
Average interest-earning assets
  to average interest-bearing liabilities                   117.20%                          122.72%                       123.36%
                                                          ========                         ========                        ======
Adjustment of interest on tax-exempt
  securities to a tax-equivalent basis         $     33                       $     31                       $     50
                                                =======                        =======                        =======

---------------------------


(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)  Comprised of total loans less undisbursed loans in process.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest-earning asset is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.


                                                                      Year ended December 31,
                                                  1999 vs. 1998                          1998 vs. 1997
                                                   Increase                                Increase
                                                  (decrease)                              (decrease)
                                                   due to                                   due to
                                             Volume       Rate         Total          Volume      Rate      Total
                                                                         (In thousands)
Interest-earning assets:
  Interest-earning deposits                 $    (6)     $   (21)     $   (27)     $    65      $   (12)     $    53
  Mortgage-backed securities                   (135)          34         (101)          59          (96)         (37)
  Investment securities                         165           11          176         (152)         (15)        (167)
  Loans receivable                            1,131         (182)         949          670          (67)         603
  Stock in FHLB of Indianapolis                  25           --           25            7           --            7
                                            -------      -------      -------      -------      -------      -------
     Total interest-earning assets            1,180         (158)       1,022          649         (190)         459

Interest-bearing liabilities:
  Savings accounts                               --           --           --           (2)          (1)          (3)
  NOW and money market accounts                  97          (97)          --          121          (14)         107
  Certificates of deposit                       292          (70)         222          108           21          129
  Borrowings                                    397          (52)         345          119            9          128
                                            -------      -------      -------      -------      -------      -------
     Total interest-bearing liabilities         786         (219)         567          346           15          361
                                            -------      -------      -------      -------      -------      -------

Change in net interest income
  (fully taxable equivalent basis)              394           61          455          303         (205)          98

Tax equivalent adjustment                        (2)          --           (2)          16            3           19
                                            -------      -------      -------      -------      -------      -------

Change in net interest income               $   392      $    61      $   453      $   319      $  (202)     $   117
                                            =======      =======      =======      =======      =======      =======

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table (continued)

The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolio, the weighted average effective costs of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                                                             At December 31,                  Year Ended December 31,
                                                                   1999                  1999         1998         1997

Weighted average interest rate earned on:

  Interest-earning deposits                                       4.50%                 4.48%         4.93%        5.27%
  Mortgage-backed securities                                      6.79                  5.99          5.60         6.67
  Investment securities                                           6.71                  6.64          6.39         6.61
  Loans receivable                                                7.91                  7.90          8.16         8.27
  Stock in FHLB of Indianapolis                                   7.27                  8.00          8.01         7.94
     Total interest-earning assets                                7.63                  7.53          7.62         7.83

Weighted average interest rate cost of:

  Savings accounts                                                2.97                  3.01          3.01         3.02
  NOW and money market accounts                                   3.75                  3.61          4.01         4.08
  Certificates of deposit                                         5.43                  5.32          5.51         5.44
  Borrowings                                                      5.75                  5.01          5.72         5.53
     Total interest-bearing liabilities                           5.00                  4.67          4.92         4.89

Interest rate spread (1)                                          2.63                  2.86          2.70         2.94

Net yield on weighted average
  interest-earning assets (2)                                      N/A                  3.54          3.61         3.86

(1) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted average interest-earning asset is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 1999, because the computation of net yield is applicable only over a period rather than at a specific date.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset/Liability Management

The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

The Office of Thrift Supervision ("OTS") issued a regulation, effective January 1, 1994, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Bank does not currently meet either of these requirements, but it does voluntarily file Schedule CMR. Presented below, as of September 30, 1999 (the latest available date) and December 31, 1998 is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities declines due to the rate increases. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

                                             September 30, 1999
    Change in
    interest rate                      Net Portfolio Value                             NPV as % of PV of Assets
    (Basis Points)        $ Amount         $ Change           % Change                  NPV Ratio       Change
                                (In thousands)

      +300                 $13,371          $(5,267)             (28)%                    12.43%     (382 bp)
      +200                  15,408           (3,230)              (7)                     13.99      (226 bp)
      +100                  17,207           (1,431)              (8)                     15.28       (97 bp)
        -                   18,638               -                 -                      16.25            -
      -100                  19,432              794                4                      16.72        47 bp
      -200                  19,895            1,257                7                      16.95        70 bp
      -300                  20,538            1,900               10                      17.29       104 bp

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

    Asset and Liability Management (continued)

                                              December 31, 1998
Change in
interest rate                          Net Portfolio Value                             NPV as % of PV of Assets
(Basis Points)            $ Amount         $ Change           % Change                  NPV Ratio       Change
                                (In thousands)
      +300                  $14,054         $(3,634)           (21)%                    15.15%     (298 bp)
      +200                   15,596          (2,092)           (12)                     16.47      (166 bp)
      +100                   16,808            (880)            (5)                     17.46       (67 bp)
        -                    17,688           -               -                         18.13            -
      -100                   18,471             783              4                      18.71        58 bp
      -200                   19,413           1,725             10                      19.39       126 bp
      -300                   20,082           2,394             14                      20.34       221 bp


As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such a adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, proceeds from principal and interest payments of loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 1999, 1998 and 1997, the Company originated mortgage loans and commercial loans in the amounts of $36.6 million, $16.3 million and $13.6 million, respectively. The Company originated consumer loans of $7.8 million, $10.5 million and $6.2 million, respectively. The Company purchased loans in the amount of $981,000 in 1999 and $350,000 in 1998. The Company purchased no loans, excluding commercial paper, in 1997. Loan repayments, excluding commercial paper, totaled $27.4 million, $17.6 million and $12.8 million for 1999, 1998 and 1997, respectively.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

During the years ended December 31, 1999, 1998 and 1997, the Company purchased investment securities in the amounts of $4.9 million, $6.1 million and $7.2 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities were $2.8 million, $8.6 million and $6.1 million for 1999, 1998 and 1997, respectively.

Deposits grew by $9.4 million from December 31, 1997 to December 31, 1998, and by $6.0 million from December 31, 1998 to December 31, 1999.

Cash and cash equivalents increased by $818,000 from December 31, 1998 to December 31, 1999.

The Company had outstanding loan commitments, including undisbursed loans in process and standby letters of credit, totaling $11.5 million and $5.8 million, at December 31, 1999 and 1998, respectively. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 1999 and 1998 totaled $19.8 million and $22.3 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 1999 and 1998, the Company had outstanding FHLB advances of $23.0 million and $7.0 million, respectively.

For each calendar month, the Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions. The current OTS required level of liquid assets that must be held by a savings association is equal to 4% of the association's net withdrawable accounts plus short-term borrowings based upon the average daily balance of such liquid assets for each quarter of the association's fiscal year. The OTS may impose monetary penalties upon savings associations that fail to comply with those liquidity requirements. As of December 31, 1999, the Bank had liquid assets of $18.5 million, and a regulatory liquidity ratio of 26.1%.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8.0%. At December 31, 1999, the Bank's tangible capital ratio was 12.9%, its leverage ratio 12.9%, and its risk-based capital to risk-weighted assets ratio 21.7%. Therefore, at December 31, 1999, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 1999.

                                      OTS Requirement           The Bank's Capital Level
                              % of                                % of                        Amount
                            Assets            Amount            Assets (1)       Amount    of excess
                                                          (Dollars in thousands)
    Tangible capital           1.5%           $1,761             12.9%          $15,152      $13,391
    Core capital (2)           4.0             4,695             12.9            15,152       10,457
    Risk-based capital         8.0             5,747             21.7            15,592 (3     9,845


(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) During 1999, the OTS adopted a core capital requirement for savings associations comparable to that recently adopted by the Comptroller of the Currency for national banks. The new regulation requires at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% for all other savings associations.

(3) The Bank's risk-based capital includes $440,000 of general valuation allowances.

As of December 31, 1999, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effects of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances or interest rates could cause the effects of the accounting pronouncement to differ from management's foregoing assessment.

Year 2000 Compliance Issues

As with all providers of financial services, the Company's operations are heavily dependent on information technology systems. During the three year period ended December 31, 1999, the Bank's management addressed the potential problems associated with the possibility that the computers that control or operate the Bank's information technology systems and infrastructure may not have been programmed to read four-digit date codes and, upon arrival of the year 2000, may have recognized the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

The Company's data processing is performed primarily by a third party servicer. The Company also uses software and hardware which are covered under maintenance agreements with third party vendors. Consequently the Company is dependent on these vendors to conduct its business. The Company contacted each vendor to request time tables for Year 2000 compliance and the expected costs, if any, to be passed along to the Company. During 1999, the Company had been informed that its primary service provider's testing related to Year 2000 compliance had been satisfactorily completed.

The Company replaced or upgraded all equipment to be Year 2000 compliant at a cost of less than $45,000, which was charged to operations primarily during 1998. The Company realized no technology-related problems upon arrival of January 1, 2000, and had no interruption of services to its customers.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Year 2000 Compliance Issues (continued)

In addition to possible expense related to its own systems, the Bank could incur losses if loan payments are delayed due to Year 2000 problems affecting any major borrowers in the Bank's primary market area. Because the Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses, and the Bank's primary market areas are not significantly dependent upon any one employer or industry, the Bank does not expect, and to date has not experienced, any significant or prolonged difficulties that will affect net earnings or cash flow.

                     MARKET PRICE OF LOGANSPORT FINANCIAL'S
                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, under the symbol "LOGN." As of February 10, 2000, there were 865 shareholders of record of the Company's common stock. The table below presents the high and low trade prices for the common shares of the Company, together with dividends declared per share, for each quarter of the years ended December 31, 1999 and 1998. Such price information was obtained from Nasdaq.

                                                                      Per Share
    Year Ending December 31,                    High       Low        dividends

    1999

    Quarter ending March 31, 1999              $14.000     $12.000      $0.11
    Quarter ending June 30, 1999                12.500      11.130       0.11
    Quarter ending September 30, 1999           11.560       9.630       0.11
    Quarter ending December 31, 1999            10.500       9.030       0.11

    1998

    Quarter ending March 31, 1998              $18.125     $16.000      $0.10
    Quarter ending June 30, 1998                19.625      16.500       0.11
    Quarter ending September 30, 1998           17.250      13.000       0.11
    Quarter ending December 31, 1998            16.375      13.375       0.11


TRANSFER AGENT AND REGISTRAR. The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:

                                Fifth Third Bank
                           Corporate Trust Operations
                                Mail Drop 1090D2
                               38 Fountain Square
                             Cincinnati, Ohio 45263
                                 (800) 837-2755

    GENERAL COUNSEL.                              INDEPENDENT AUDITOR.

    Barnes & Thornburg                            Grant Thornton LLP
    11 South Meridian Street                      625 Eden Park Drive, Suite 900
    Indianapolis, Indiana  46204                  Cincinnati, Ohio  45202

SHAREHOLDER & GENERAL INQUIRIES. The Company is required to file an Annual Report on Form 10-K for its year ended December 31, 1999 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                                 Dottye Robeson
                           Logansport Financial Corp.
                           723 East Broadway, Box 569
                            Logansport, Indiana 46947
                                 (219) 722-3855

    OFFICE LOCATION.

    723 East Broadway
    Logansport, Indiana  46947
    (219) 722-3855
    Fax - (219) 722-3857
    Email - logansavings@cqc.com

               Report of Independent Certified Public Accountants

Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Logansport Financial Corp. as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years ended December 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 1999 and 1998, and the consolidated results of its operations, comprehensive income and cash flows for each of the years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.




/s/ Grant Thornton LLP

Cincinnati, Ohio
February 22, 2000

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)



         ASSETS                                                                       1999           1998

Cash and due from banks                                                            $   1,336      $     363
Interest-bearing deposits in other financial institutions                              3,810          3,965
                                                                                   ---------      ---------
         Cash and cash equivalents                                                     5,146          4,328

Investment securities designated as available for sale - at market                     8,539          5,033
Mortgage-backed securities designated as available for sale - at market                5,898          8,129
Loans receivable - net                                                                90,900         73,073
Office premises and equipment - at depreciated cost                                    1,902          1,528
Federal Home Loan Bank stock - at cost                                                 1,273            568
Investment in real estate partnership                                                  1,485          1,566
Accrued interest receivable on loans                                                     416            337
Accrued interest receivable on mortgage-backed securities                                 47             66
Accrued interest receivable on investments and interest-bearing deposits                 115             62
Prepaid expenses and other assets                                                         45             36
Cash surrender value of life insurance                                                 1,184          1,135
Deferred income tax asset                                                                472            195
Prepaid income taxes                                                                      46             29
                                                                                   ---------      ---------

         Total assets                                                              $ 117,468      $  96,085
                                                                                   =========      =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                           $  76,011      $  70,011
Advances from the Federal Home Loan Bank                                              23,000          7,000
Notes payable                                                                          1,307          1,375
Accrued interest and other liabilities                                                 1,004          1,211
                                                                                   ---------      ---------
         Total liabilities                                                           101,322         79,597

Commitments                                                                               --             --

Shareholders' equity

  Preferred stock - no par value, 2,000,000 shares authorized; none issued                --             --
  Common stock - no par value, 5,000,000 shares authorized; 1,130,510 and 1,198,710 shares at aggregate value issued and outstanding at
    December 31, 1999 and 1998, respectively                                           5,979          6,670
  Retained earnings - restricted                                                      10,734         10,031
  Less shares acquired by stock benefit plan                                            (239)          (368)
  Accumulated comprehensive income (loss), unrealized gains (losses)
    on securities designated as available for sale, net of related tax effects          (328)           155
                                                                                   ---------      ---------
         Total shareholders' equity                                                   16,146         16,488
                                                                                   ---------      ---------

         Total liabilities and shareholders' equity                                $ 117,468      $  96,085
                                                                                   =========      =========



The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)

                                                                          1999         1998         1997
Interest income

  Loans                                                                $ 6,484      $ 5,538      $ 4,932
  Mortgage-backed securities                                               421          522          559
  Investment securities                                                    420          243          394
  Interest-bearing deposits and other                                      274          276          216
                                                                       -------      -------      -------
         Total interest income                                           7,599        6,579        6,101

Interest expense
  Deposits                                                               3,319        3,097        2,864
  Borrowings                                                               724          379          251
                                                                       -------      -------      -------
         Total interest expense                                          4,043        3,476        3,115
                                                                       -------      -------      -------

         Net interest income                                             3,556        3,103        2,986

Provision for losses on loans                                              162           63           26
                                                                       -------      -------      -------

         Net interest income after provision for losses on loans         3,394        3,040        2,960

Other income
  Service charges on deposit accounts                                      139          106           88
  Gain (loss) on sale of investment and mortgage-backed securities          --            4          (50)
  Gain on sale of real estate acquired through foreclosure                  --            6            1
  Loss on investment in real estate partnership                           (121)          --           --
  Other operating                                                          157          169          131
                                                                       -------      -------      -------
         Total other income                                                175          285          170

General, administrative and other expense
  Employee compensation and benefits                                       926          744          649
  Occupancy and equipment                                                  163           90           78
  Federal deposit insurance premiums                                        41           38           37
  Data processing                                                          147          110           96
  Other operating                                                          390          340          310
                                                                       -------      -------      -------
         Total general, administrative and other expense                 1,667        1,322        1,170
                                                                       -------      -------      -------

         Earnings before income taxes                                    1,902        2,003        1,960

Income taxes
  Current                                                                  706          789          761
  Deferred                                                                 (28)         (33)         (33)
                                                                       -------      -------      -------
         Total income taxes                                                678          756          728
                                                                       -------      -------      -------

         NET EARNINGS                                                  $ 1,224      $ 1,247      $ 1,232
                                                                       =======      =======      =======

         EARNINGS PER SHARE
           Basic                                                       $  1.03      $  1.00      $   .98
                                                                       =======      =======      =======

           Diluted                                                     $  1.02      $   .97      $   .95
                                                                       =======      =======      =======

The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                         For the year ended December 31,
                                 (In thousands)


                                                                 1999         1998         1997

Net earnings                                                  $ 1,224      $ 1,247      $ 1,232

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax of $249, $50 and $96
    as of December 31, 1999, 1998 and 1997, respectively         (483)          98          184
  Reclassification adjustment for realized (gains)
    losses included in earnings, net of tax of $1 and $17
    for the years ended December 31, 1998
    and 1997, respectively                                         --           (3)          33
                                                              -------      -------      -------

Comprehensive income                                          $   741      $ 1,342      $ 1,449
                                                              =======      =======      =======

Accumulated comprehensive income (loss)                       $  (328)     $   155      $    60
                                                              =======      =======      =======










The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended December 31, 1999, 1998 and 1997
                        (In thousands, except share data)

                                                                                                Unrealized
                                                                                  Shares     gains (losses)
                                                                                acquired     on securities
                                                                                by stock     designated as
                                                    Common       Retained        benefit         available
                                                     stock       earnings           plan          for sale        Total

Balance at January 1, 1997                          $7,518         $8,588          $(522)            $(157)     $15,427

Net earnings for the year ended December 31, 1997       -           1,232             -                 -         1,232
Issuance of shares under stock option plan              48             -              -                 -            48
Unrealized gains on securities designated
  as available for sale, net of related tax effects     -              -              -                217          217
Amortization expense of stock benefit plan              -              -             122                -           122
Cash dividends of $.40 per share                        -            (504)            -                 -          (504)
                                                   -------         ------            ---               ---     --------

Balance at December 31, 1997                         7,566          9,316           (400)               60       16,542

Net earnings for the year ended December 31, 1998       -           1,247             -                 -         1,247
Purchase of shares for stock benefit plan               -              -             (93)               -           (93)
Purchase of shares                                    (945)            -              -                 -          (945)
Issuance of shares under stock option plan               9             -              -                 -             9
Unrealized gains on securities designated
  as available for sale, net of related tax effects     -              -              -                 95           95
Amortization expense of stock benefit plan              40             -             125                -           165
Cash dividends of $.43 per share                        -            (532)            -                 -          (532)
                                                     -----       --------            ---                --     --------

Balance at December 31, 1998                         6,670         10,031           (368)              155       16,488

Net earnings for the year ended December 31, 1999        -          1,224              -                -         1,224
Purchase of shares                                    (696)             -              -                -          (696)
Issuance of shares under stock option plan               5              -              -                -             5
Unrealized losses on securities designated
  as available for sale, net of related tax effects      -              -              -              (483)        (483)
Amortization expense of stock benefit plan               -              -            129                -           129
Cash dividends of $.44 per share                         -           (521)             -                -          (521)
                                                  --------         -------          ----              ----      --------

Balance at December 31, 1999                        $5,979        $10,734          $(239)            $(328)     $16,146
                                                     =====         ======           ====              ====       ======






The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)



                                                                                       1999          1998          1997
Cash flows from operating activities:
  Net earnings for the year                                                        $  1,224      $  1,247      $  1,232
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                        81            39            37
    Amortization of premiums on investments and mortgage-backed securities               95           200           104
    Amortization expense of stock benefit plan                                          129           165           122
    (Gain) loss on sale of investment and mortgage-backed securities                     --            (4)           50
    Provision for losses on loans                                                       162            63            26
    Gain on sale of real estate acquired through foreclosure                             --            (6)           (1)
    Loss on investment in real estate partnership                                       121            --            --
    Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                                              (79)          (38)          (33)
      Accrued interest receivable on mortgage-backed securities                          19            17           (29)
      Accrued interest receivable on investments                                        (53)           59             6
      Prepaid expenses and other assets                                                  (9)           (3)            9
      Accrued interest and other liabilities                                           (207)          350          (530)
      Federal income taxes
        Current                                                                         (17)         (121)           38
        Deferred                                                                        (28)          (33)          (33)
                                                                                   --------      --------      --------
         Net cash provided by operating activities                                    1,438         1,935           998

Cash flows provided by (used in) investing activities:
  Decrease in certificates of deposit in other financial institutions                    --           100            --
  Proceeds from sale of investment securities designated as available for sale           --           806         2,495
  Purchase of investment securities designated as available for sale                 (4,925)       (3,057)       (2,100)
  Maturities of investment securities designated as available for sale                  875         3,104         1,471
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                   --         1,174           421
  Purchase of mortgage-backed securities designated as available for sale                --        (3,039)       (5,126)
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                1,948         3,472         1,665
  Purchase of loans                                                                    (981)         (350)           --
  Loan disbursements                                                                (44,410)      (26,775)      (19,769)
  Principal repayments on loans                                                      27,402        17,585        12,791
  Investment in real estate partnership                                                (108)         (176)          (15)
  Purchases and additions to office premises and equipment                             (455)       (1,102)          (26)
  Purchase of Federal Home Loan Bank stock                                             (705)          (74)         (107)
  Proceeds from sale of real estate acquired through foreclosure                         --           151            14
  Increase in cash surrender value of life insurance policy                             (49)          (50)          (45)
                                                                                   --------      --------      --------
         Net cash used in investing activities                                      (21,408)       (8,231)       (8,331)
                                                                                   --------      --------      --------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                               (19,970)       (6,296)       (7,333)
                                                                                   --------      --------      --------

                           Logansport Financial Corp.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                         For the year ended December 31,
                                 (In thousands)



                                                                                         1999          1998          1997
         Net cash used in operating and investing activities
           (subtotal brought forward)                                                $(19,970)     $ (6,296)     $ (7,333)

Cash provided by (used in) financing activities:

  Net increase in deposit accounts                                                      6,000         9,416         3,199
  Proceeds from Federal Home Loan Bank advances                                        31,000         8,000        10,500
  Proceeds from note payable                                                               --            --           100
  Repayment of Federal Home Loan Bank advances                                        (15,000)       (7,500)       (6,000)
  Repayment of note payable                                                                --            --        (1,500)
  Proceeds from the exercise of stock options                                               5             9            48
  Purchase of shares for stock benefit plan                                                --           (93)           --
  Dividends on common stock                                                              (521)         (532)         (504)
  Purchase of shares                                                                     (696)         (945)           --
                                                                                     --------      --------      --------
         Net cash provided by financing activities                                     20,788         8,355         5,843
                                                                                     --------      --------      --------

Net increase (decrease) in cash and cash equivalents                                      818         2,059        (1,490)

Cash and cash equivalents at beginning of year                                          4,328         2,269         3,759
                                                                                     --------      --------      --------

Cash and cash equivalents at end of year                                             $  5,146      $  4,328      $  2,269
                                                                                     ========      ========      ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                                     $    724      $    689      $    680
                                                                                     ========      ========      ========
    Interest on deposits and borrowings                                              $  4,054      $  3,465      $  3,129
                                                                                     ========      ========      ========

Supplemental disclosure of noncash investing and financing activities:
  Foreclosed mortgage loans transferred to real estate acquired
    through foreclosure                                                              $     --      $     40      $    136
                                                                                     ========      ========      ========

  Investment in real estate partnership via financing from notes payable             $     --      $     --      $  1,525
                                                                                     ========      ========      ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                             $   (483)     $     95      $    217
                                                                                     ========      ========      ========





The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES

     Logansport Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the common stock of Logansport Savings Bank, FSB (the "Savings Bank"). The Savings Bank conducts a general banking business in north-central Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     1.   Principles of Consolidation

     The  consolidated   financial   statements  include  the  accounts  of  the
     Corporation  and  its   subsidiary,   the  Savings  Bank.  All  significant
     intercompany balances and transactions have been eliminated.

     2.   Investment and Mortgage-backed Securities

     The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At December 31, 1999, the Corporation's shareholders' equity accounts reflected a net unrealized loss on available for sale securities of $328,000. At December 31, 1998, the Corporation's shareholders' equity accounts reflected a net unrealized gain on available for sale securities of $155,000.

     Realized gains and losses on sales of securities are recognized using the specific identification method.

                           Logansport Financial Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Losses on Loans

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Allowance for Losses on Loans (continued)

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 1999, the Savings Bank had two loans totaling approximately $485,000 that would be defined as impaired under SFAS No. 114. At December 31, 1998, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

    6.  Real Estate Acquired Through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements, five to fifteen years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

    8.  Investment in Real Estate Partnership

    During  1997,  the  Corporation  invested  $1.5  million  in a  real  estate partnership which will construct and manage residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership and is accounted for by the Savings Bank using the equity method. The Savings Bank realized an after tax loss from the investment of approximately $70,000 during the year ended December 31, 1999, in addition to federal income tax credits of approximately $40,000. This affordable housing project is expected to generate significant tax credits for the Savings Bank in future years.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9.  Income Taxes

    The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    Deferral of income taxes results primarily from the different methods of accounting for certain retirement plans, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    10.  Benefit Plans

    Employees of the Savings Bank are covered by the Pentegra Group, previously the Financial Institutions Retirement Fund (the "Fund"), which is a defined benefit pension plan to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

    The Fund had previously advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. During 1993, the Savings Bank acquired additional benefits for all qualified employees covered by the Fund which were paid for by reducing the overfunded amount. Due to a continuation of the funds overfunded status, no contributions were made to the pension plan during the years ended December 31, 1999, 1998 and 1997. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

    The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.2 million and $1.1 million at December 31, 1999 and 1998, respectively. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above described plans totaled $81,000, $85,000 and $99,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Benefit Plans (continued)

    The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 1999, 1998 or 1997.

    In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"), which provided for the acquisition of up to 52,900 shares of the Corporation's common stock for awards to management. Shares awarded to management under the RRP generally vest at a rate of 20% at the end of each full twelve months of service with the Savings Bank after the date of the award. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's common stock awarded to management and recorded the amount as unearned compensation. During 1998, the Savings Bank contributed $93,000 for the purchase of the 6,225 remaining allowable shares. Amortization expense under the RRP totaled $129,000, $125,000 and $123,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    In April, 1999, the Corporation implemented a contributory 401(K) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the employer. The Savings Bank's contributions to the plan totaled approximately $11,000 for the year ended December 31, 1999.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Weighted-average common shares outstanding totaled 1,194,070, 1,243,972 and 1,259,162 for the years ended December 31, 1999, 1998 and 1997, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share, which gives effect to 9,254, 43,879 and 32,384 incremental shares from the assumed exercise of stock options, totaled 1,203,324, 1,287,851 and 1,291,546 for the years ended December 31, 1999,
    1998 and 1997, respectively.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

    13.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 1999 and 1998:

        Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

        Investment   and   mortgage-backed   securities:   For   investment  and
        mortgage-backed securities, fair value is deemed to equal the quoted market price.

        Loans receivable: The loan portfolio has been segregate into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

        Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

        Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 1999 and 1998. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

        Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

        Notes Payable: The fair value of notes payable is deemed to approximate the carrying value.

        Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1999 and 1998, the difference between the fair value and notional amount of loan commitments was not material.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13. Fair Value of Financial Instruments (continued)


    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:


                                                                         1999                           1998
                                                             Carrying            Fair       Carrying            Fair
                                                                value           value          value           value
                                                                                    (In thousands)
    Financial assets

      Cash and cash equivalents                             $   5,146        $  5,146       $  4,328        $  4,328
      Investment securities                                     8,539           8,539          5,033           5,033
      Mortgage-backed securities                                5,898           5,898          8,129           8,129
      Loans receivable                                         90,900          89,169         73,073          74,668
      Federal Home Loan Bank stock                              1,273           1,273            568             568
                                                              -------         -------       --------        --------

                                                             $111,756        $110,025        $91,131         $92,726
                                                              =======         =======         ======          ======

    Financial liabilities

      Deposits                                               $ 76,011        $ 76,047        $70,011         $70,406
      Advances from Federal Home Loan Bank                     23,000          22,870          7,000           6,999
      Notes payable                                             1,307           1,307          1,375           1,375
                                                             --------         -------        -------         -------

                                                             $100,318        $100,224        $78,386         $78,780
                                                              =======         =======         ======          ======


    14.  Advertising

    Advertising costs are expensed when incurred.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities designated as available for sale at December 31, 1999 and 1998, are as follows:


                                                                                     1999

                                                                           Gross               Gross       Estimated
                                                        Amortized     unrealized          unrealized            fair
                                                             cost          gains              losses           value
                                                                                   (In thousands)

    U.S. Government agency obligations                     $6,295        $   -                  $394          $5,901
    State and municipal obligations                         1,931             20                  12           1,939
    FHLMC stock                                                 4            172                 -               176
    Corporate debt obligations                                560            -                    37             523
                                                           ------          -----                ----           -----

      Total investment securities                          $8,790           $192                $443          $8,539
                                                            =====            ===                 ===           =====


                                                                                     1998

                                                                           Gross               Gross       Estimated
                                                        Amortized     unrealized          unrealized            fair
                                                             cost          gains              losses           value
                                                                                   (In thousands)

    U.S. Government agency obligations                     $2,845         $    3               $  23          $2,825
    State and municipal obligations                         1,323             70                  -            1,393
    FHLMC stock                                                 4            240                  -              244
    Corporate debt obligations                                561             10                  -              571
                                                           ------           ----                 ---          ------

      Total investment securities                          $4,733           $323               $  23          $5,033
                                                            =====            ===                ====           =====


                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities by term to maturity at December 31, 1999, are shown below.


                                                               Estimated
                                             Amortized              fair
                                                  cost             value

                                                       (In thousands)

    Due in one year or less                     $  300            $  294
    Due after one year through three years         150               150
    Due after three through five years           1,204             1,203
    Due after five through ten years             4,029             3,815
    Due after ten years                          3,103             2,901
                                                 -----             -----
                                                 8,786             8,363
    FHLMC stock                                      4               176
                                               -------            ------

                                                $8,790            $8,539
                                                 =====             =====

    Proceeds from maturities and calls of investment securities available for sale during the year ended December 31, 1999, totaled $875,000, resulting in no realized gains or losses.

    Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 1998, totaled $3.9 million, resulting in gross realized gains of $96,000 and gross realized losses of $92,000.

    Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 1997, totaled $3.7 million, resulting in gross realized gains of $2,000 and gross realized losses of $54,000.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 1999 and 1998 are presented below.


                                                                                     1999
                                                                           Gross             Gross         Estimated
                                                      Amortized       unrealized        unrealized              fair
                                                           cost            gains            losses             value
                                                                                  (In thousands)
    Federal Home Loan Mortgage
      Corporation participation certificates             $  822              $ -              $ 52            $  770
    Government National Mortgage
      Association participation certificates              2,602                -               125             2,477
    Federal National Mortgage
      Association participation certificates              1,144                -                29             1,115
    Federal Housing Authority participation
      certificates                                          863                -                25               838
    Small Business Administration
      participation certificates                            714                -                16               698
                                                          -----               --              ----            ------

      Total mortgage-backed securities                   $6,145              $ -             $ 247            $5,898
                                                          =====               ==              ====             =====


                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                     1998

                                                                           Gross             Gross         Estimated
                                                      Amortized       unrealized        unrealized              fair
                                                           cost            gains            losses             value
                                                                                  (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates            $   994           $    1            $    4           $   991
    Government National Mortgage
      Association participation certificates              3,701                1                60             3,642
    Federal National Mortgage
      Association participation certificates              1,584                7                10             1,581
    Federal Housing Authority participation
      certificates                                          874               10                -                884
    Small Business Administration
      participation certificates                          1,040                1                10             1,031
                                                          -----            -----              ----             -----

      Total mortgage-backed securities                   $8,193            $  20             $  84            $8,129
                                                          =====             ====              ====             =====

    The amortized cost and estimated fair value of mortgage-backed securities at December 31, 1999 and 1998, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                     1999                              1998
                                                                           Estimated                          Estimated
                                                         Amortized              fair        Amortized              fair
                                                              cost             value             cost             value
                                                                                     (In thousands)
      Due within one year                                $  863            $  834           $2,337            $2,309
      Due after one year to three years                   1,174             1,132            1,859             1,838
      Due after three years to five years                   781               751              864               861
      Due after five years to ten years                   1,291             1,236              875               868
      Due after ten years                                 2,036             1,945            2,258             2,253
                                                          -----             -----            -----             -----

      Total mortgage-backed securities                   $6,145            $5,898           $8,193            $8,129
                                                          =====             =====            =====             =====

    Proceeds from sales of mortgage-backed securities during the year ended December 31, 1998, totaled $1.2 million, resulting in gross realized gains of $3,000 and gross realized losses of $3,000.

    Proceeds from sales of mortgage-backed securities during the year ended December 31, 1997, totaled $421,000, resulting in gross realized gains of $2,000 and no gross realized losses.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:

                                                         1999              1998
                                                             (In thousands)
    Residential real estate

      One- to four-family residential                 $57,889           $52,205
      Multi-family residential                          2,111             1,584
      Construction                                      2,575             3,492
    Nonresidential real estate and land                11,825             3,492
    Commercial                                          4,102             1,486
    Commercial leases                                   1,609             -
    Consumer and other                                 12,914            13,014
                                                       ------            ------
                                                       93,025            75,273

    Less:
      Undisbursed portion of loans in process           1,685             1,915
      Allowance for loan losses                           440               285
                                                      -------          --------

                                                      $90,900           $73,073
                                                       ======            ======

    The Savings  Bank's  lending  efforts have  historically  focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $61.2 million, or 67%, of the total loan portfolio at December 31, 1999, and $55.4 million, or 76%, of the total portfolio at December 31, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to officers and directors totaled approximately $977,000 and $721,000 at December 31, 1999 and 1998, respectively.

                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                              1999          1998         1997
                                                        (In thousands)

    Beginning balance                         $285          $245         $236
    Provision for loan losses                  162            63           26
    Charge-offs of loans - net                  (7)          (23)         (17)
                                             -----          ----         ----

    Ending balance                            $440          $285         $245
                                               ===           ===          ===

    At December 31, 1999, the Savings Bank's allowance for loan losses was comprised entirely of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

    At December 31, 1999, 1998 and 1997, the Savings Bank had loans of $666,000, $315,000 and $431,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $36,000, $26,000 and $24,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:

                                                         1999            1998
                                                            (In thousands)

    Land                                              $   203         $   203
    Buildings and improvements                          1,742           1,459
    Furniture and equipment                               510             367
                                                        -----          ------
                                                        2,455           2,029
    Less accumulated depreciation and amortization       (553)           (501)
                                                       ------          ------

                                                       $1,902          $1,528
                                                        =====           =====

                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:

    Deposit type and weighted average
    interest rate                                                                    1999              1998
                                                                                            (In thousands)
    NOW accounts
      December 31, 1999 - 2.29%                                                   $ 5,677
      December 31, 1998 - 2.04%                                                                     $ 5,156
    Passbook and club accounts
      December 31, 1999 - 3.02%                                                     2,869
      December 31, 1998 - 2.98%                                                                       3,171
    Money market deposit accounts
      December 31, 1999 - 4.35%                                                    19,287
      December 31, 1998 - 4.02%                                                                      20,515
    Non-interest bearing accounts                                                   2,681             1,492
                                                                                  -------           -------

        Total demand, transaction and passbook deposits                            30,514            30,334

    Certificates of deposit
     Original maturities of:
        Less than 12 months
          December 31, 1999 - 5.41%                                                 3,760
          December 31, 1998 - 4.69%                                                                   4,818
        12 months to 18 months
          December 31, 1999 - 5.42%                                                13,301
          December 31, 1998 - 5.33%                                                                   7,803
        24 months to 30 months
          December 31, 1999 - 5.38%                                                19,912
          December 31, 1998 - 5.62%                                                                  18,702
        More than 30 months

          December 31, 1999 - 5.71%                                                 3,395
          December 31, 1998 - 5.65%                                                                   3,619
      Individual retirement accounts
        December 31, 1999 - 5.44%                                                   5,129
        December 31, 1998 - 5.11%                                                                     4,735
                                                                                  -------           -------
      Total certificates of deposit                                                45,497            39,677
                                                                                   ------            ------

      Total deposits                                                              $76,011           $70,011
                                                                                   ======            ======

    At December 31, 1999 and 1998, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $4.1 million and $3.5 million, respectively.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997



NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                       1999           1998            1997
                                                                  (In thousands)
    Passbook and money market deposit accounts      $   903        $   923         $   837
    NOW accounts                                        125            105              87
    Certificates of deposit                           2,291          2,069           1,940
                                                      -----          -----           -----

                                                     $3,319         $3,097          $2,864
                                                      =====          =====           =====

    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                       1999              1998
                                                            (In thousands)

    Less than one year                              $19,777           $22,342
    One to three years                               22,304            15,368
    Over three years                                  3,416             1,967
                                                    -------           -------

                                                    $45,497           $39,677
                                                     ======            ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 1999 by a blanket pledge of residential mortgage loans totaling $55.7 million, and the Savings Bank's investment in certain U.S. Government agency securities and mortgage-backed securities totaling $11.8 million, are summarized as follows:



                                             Maturing year                       December 31,
    Interest rate                        ending December 31,              1999                1998
                                                                                (In thousands)

    5.19% - 6.09%                                  1999            $    -                   $5,000
    4.87% - 6.22%                                  2000                 12,000               2,000
    5.65% - 5.94%                                  2004                  8,000                   -
    4.53%                                          2009                  3,000                   -
                                                                       -------              ------
                                                                       $23,000              $7,000
                                                                        ======               =====

    Weighted-average interest rate                                        5.70%               5.24%
                                                                        ======                ====


                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE H - NOTES PAYABLE

    At December 31, 1999 and 1998, notes payable consists of construction borrowings secured by the Savings Bank's investment in a real estate partnership. The Savings Bank pays only interest until completion of the project at which time repayment terms will convert to a ten year amortization. The interest rate on the variable rate borrowing was 3.76% and 3.02% at December 31, 1999 and 1998, respectively.

NOTE I - INCOME TAXES

    The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:


                                                                        1999            1998           1997
                                                                                    (In thousands)

    Federal income taxes computed at the statutory rate                 $647            $681           $666
    Increase (decrease) in taxes resulting from:
      Tax exempt interest                                                (22)            (23)           (34)
      Increase in cash surrender value of life insurance                 (17)            (17)           (15)
      Real estate partnership tax credits                                (40)           -              -
      State income taxes                                                 111             116            112
      Other                                                               (1)             (1)            (1)
                                                                       -----           -----          -----

    Income tax provision per consolidated
      financial statements                                              $678            $756           $728
                                                                         ===             ===            ===



                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE I - INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:


    Taxes (payable) refundable on temporary                                            1999            1998
    differences at statutory rate:                                                          (In thousands)

    Deferred tax assets:
      Other than temporary declines in investment securities                          $  23           $  23
      Retirement expense                                                                183             134
      General loan loss allowance                                                       187             115
      Stock benefit plan expense                                                         53              91
      Unrealized losses on securities designated as
           available for sale                                                           170             -
      Other                                                                              17              10
                                                                                       ----            ----
           Total deferred tax assets                                                    633             373

    Deferred tax liabilities:
      State income taxes                                                                (27)            (27)
      Percentage of earnings bad debt deduction                                         (49)            (61)
      Unrealized gains on securities designated as available for sale                    -              (81)
      Loss on investment in real estate partnership                                     (41)            -
      Book vs. tax depreciation                                                         (19)             (9)
      Other                                                                             (25)             -
                                                                                      -----           -----
           Total deferred tax liabilities                                              (161)           (178)
                                                                                       ----             ---

           Net deferred tax asset                                                      $472            $195
                                                                                        ===             ===


    The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 1999. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $500,000 at December 31, 1999.

    The Savings Bank is required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deductions. The Savings Bank has provided deferred taxes for this amount and is permitted by such legislation to recapture such income over a six year period, which commenced in 1998.

                           Logansport Financial Corp.

                        December 31, 1999, 1998 and 1997


NOTE J - COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 1999, the Savings Bank had outstanding commitments of approximately $358,000 to originate residential one-to-four family loans. The Savings Bank also had outstanding commitments of approximately $700,000 to originate non-residential real estate loans and approximately $2.3 million to originate other commercial loans at December 31, 1999. Additionally, the Savings Bank had unused lines of credit under home equity loans and commercial loans of approximately $700,000 and $4.8 million at December 31, 1999, respectively. Finally, the Savings Bank had a commitment under a standby letter of credit totaling $1.0 million at December 31, 1999. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1999, and will be funded from normal cash flow from operations.

NOTE K - REGULATORY CAPITAL

    The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE K - REGULATORY CAPITAL (continued)

    The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the calendar year, the Savings Bank was notified by its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Savings Bank must maintain minimum capital ratios as set forth in the following table.

    As of December 31, 1999 and 1998, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

    1999:                                                                                     To be "well-
                                                                                           capitalized" under
                                                                 For capital                prompt corrective
                                         Actual                adequacy purposes           action provisions
                                     Amount    Ratio           Amount     Ratio             Amount    Ratio
                                                              (Dollars in thousands)
    Tangible capital                $15,152    12.9%          *$1,761            *1.5%       *$5,869    *5.0%

    Core capital                    $15,152    12.9%          *$4,695            *4.0%       *$7,042    *6.0%

    Risk-based capital              $15,592    21.7%          *$5,747            *8.0%       *$7,184   *10.0%


    1998:                                                                                     To be "well-
                                                                                           capitalized" under
                                                                 For capital                prompt corrective
                                         Actual                adequacy purposes           action provisions
                                     Amount    Ratio           Amount     Ratio             Amount    Ratio
                                                              (Dollars in thousands)

    Tangible capital                $16,263    17.0%          *$1,436       *1.5%         *$4,787    *5.0%

    Core capital                    $16,263    17.0%          *$3,831       *4.0%         *$5,745    *6.0%

    Risk-based capital              $16,548    30.1%          *$4,398       *8.0%         *$5,498   *10.0%


    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE K - REGULATORY CAPITAL (continued)

    The Savings Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During October 1999, the Savings Bank received OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, $1.0 million was paid in 1999, leaving $1.0 million available to be paid during the year ended December 31, 2000.

NOTE L - STOCK OPTION PLANS

    During 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 132,250 shares of authorized, but unissued shares of common stock at the fair value at the date of grant. During 1999, the Board of Directors adopted a second Stock Option Plan that provided for the issuance of 115,000 shares of authorized, but unissued shares of common stock at the fair value at the date of grant.

    The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, there would have been no material effect on the Corporation's net earnings and earnings per share.

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLANS (continued)


    A summary of the status of the Corporation's stock option plans as of December 31, 1999, 1998 and 1997, and changes during the years ending on those dates is presented below:


                                                1999                        1998                         1997
                                                   Weighted-                  Weighted-                    Weighted-
                                                     average                    average                      average
                                                    exercise                   exercise                     exercise
                                        Shares         price        Shares        price         Shares         price

    Outstanding at beginning of year   126,415       $10.59        124,795      $ 10.53        129,340        $10.53
    Granted                              -               -           2,500        13.75             -            -
    Exercised                             (500)       10.53           (880)       10.53         (4,545)        10.53
    Forfeited                            -               -              -           -               -            -
                                       -------       ------        -------      --------    ---------         -------

    Outstanding at end of year         125,915       $10.59        126,415      $10.59         124,795       $10.53
                                       =======        =====        =======       =====         =======        =====

    Options exercisable at year-end     72,179       $10.55         46,311      $10.53          21,323       $10.53
                                        ======        =====         ======       =====        ========        =====
    Weighted-average fair value of
      options granted during the year                 N/A                        $2.77                        N/A
                                                      ===                         ====                        ===


    The following information applies to options outstanding at December 31, 1999:

    Number outstanding                                                   125,915
    Range of exercise prices                                       $10.53-$13.75
    Weighted-average exercise price                                       $10.59
    Weighted-average remaining contractual life                       6.33 years

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years ended December 31, 1999, 1998 and 1997.

                           Logansport Financial Corp.

                        STATEMENTS OF FINANCIAL CONDITION

                                  December 31,

                                 (In thousands)

    ASSETS                                                     1999        1998

    Cash and cash equivalents                              $    374    $    152
    Investment in subsidiary                                 14,824      16,418
    Dividend receivable from subsidiary                       1,001          --
    Prepaid expenses and other                                   75          52
                                                           --------    --------

       Total assets                                        $ 16,274    $ 16,622
                                                           ========    ========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                 $    128    $    134

    Shareholders' equity

      Common stock                                            5,979       6,670
      Retained earnings                                      10,734      10,031
      Shares acquired by stock benefit plan                    (239)       (368)
      Unrealized gains (losses) on securities designated
        as available for sale, net                             (328)        155
                                                           --------    --------
       Total shareholders' equity                            16,146      16,488
                                                           --------    --------

       Total liabilities and shareholders' equity          $ 16,274    $ 16,622
                                                           ========    ========

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE  M  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.

                             STATEMENTS OF EARNINGS
                             Year ended December 31,
                                 (In thousands)

                                                1999         1998         1997
    Revenue

      Interest income                        $    12      $    13      $    12
      Equity in earnings of subsidiary         1,260        1,279        1,270
                                             -------      -------      -------
      Total revenue                            1,272        1,292        1,282

    Interest expense                              --           --            5

    General and administrative expenses           72           66           70
                                             -------      -------      -------

      Earnings before income tax credits       1,200        1,226        1,207

    Income tax credits                           (24)         (21)         (25)
                                             -------      -------      -------

      NET EARNINGS                           $ 1,224      $ 1,247      $ 1,232
                                             =======      =======      =======

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE  M  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.

                            STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)


                                                                   1999         1998         1997
     Cash flows provided by (used in) operating activities:

       Net earnings for the year                                $ 1,224      $ 1,247      $ 1,232
       Adjustments to reconcile net earnings to net cash
       provided by (used in) operating activities:
         Excess distributions from consolidated subsidiary          239          221          730
         Increase (decrease) in cash due to changes in:
           Other liabilities                                         (6)          40          (34)
           Other                                                    (23)         (48)          (1)
                                                                -------      -------      -------
           Net cash provided by operating activities              1,434        1,460        1,927


     Cash flows provided by (used in) financing activities:

       Proceeds from exercise of stock options                        5            9           48
       Proceeds from note payable                                    --           --          100
       Repayment of note payable                                     --           --       (1,500)
       Dividends on common stock                                   (521)        (532)        (504)
       Purchase of shares                                          (696)        (945)          --
                                                                -------      -------      -------
           Net cash used in financing activities                 (1,212)      (1,468)      (1,856)
                                                                -------      -------      -------

     Net increase (decrease) in cash and cash equivalents           222           (8)          71

     Cash and cash equivalents at beginning of year                 152          160           89
                                                                -------      -------      -------

     Cash and cash equivalents at end of year                   $   374      $   152      $   160
                                                                =======      =======      =======



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




                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1999, 1998 and 1997


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the years ended December 31, 1999 and 1998. Certain amounts, as previously reported, have been reclassified to conform to the 1999 presentation.


                                                                     Three Months Ended
                                                  March 31,     June 30,    September 30,      December 31,
    1999:                                                 (In thousands, except per share data)

    Total interest income                            $1,730       $1,821           $1,945            $2,103
    Total interest expense                              875          950            1,060             1,158
                                                     ------       ------            -----             -----

    Net interest income                                 855          871              885               945
    Provision for losses on loans                        41           40               41                40
    Other income                                         66           12               44                53
    General, administrative and other expense           426          420              397               424
                                                     ------       ------           ------            ------

    Earnings before income taxes                        454          423              491               534
    Income taxes                                        172          152              173               181
                                                     ------       ------           ------            ------

    Net earnings                                    $   282      $   271          $   318           $   353
                                                     ======       ======           ======            ======

    Earnings per share:
      Basic                                           $.24          $.22             $.27              $.30
                                                       ===           ===              ===               ===

      Diluted                                         $.23          $.22             $.27              $.30
                                                       ===           ===              ===               ===

                                                                     Three Months Ended
                                                  March 31,     June 30,    September 30,      December 31,
    1998:                                                 (In thousands, except per share data)

    Total interest income                            $1,588       $1,639           $1,664            $1,688
    Total interest expense                              826          857              894               899
                                                     ------       ------           ------            ------

    Net interest income                                 762          782              770               789
    Provision for losses on loans                         9            9               13                32
    Other income                                         52           70               60               103
    General, administrative and other expense           317          320              320               365
                                                      -----       ------           ------            ------

    Earnings before income taxes                        488          523              497               495
    Income taxes                                        184          198              189               185
                                                     ------       ------           ------            ------

    Net earnings                                    $   304      $   325           $  308           $   310
                                                     ======       ======            =====            ======

    Earnings per share:
      Basic                                           $.24          $.26             $.24              $.26
                                                       ===           ===              ===               ===

      Diluted                                         $.23          $.25             $.24              $.25
                                                       ===           ===              ===               ===



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